UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________
FORM 11-K
 _____________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GENERAL DYNAMICS CORPORATION
401(K) QACA PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GENERAL DYNAMICS CORPORATION
11011 Sunset Hills Road
Reston, Virginia 20190

GENERAL DYNAMICS CORPORATION
401(k) QACA Plan

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
General Dynamics Corporation 401(k) QACA Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of General Dynamics Corporation 401(k) QACA Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2016.
McLean, Virginia
June 18, 2026

GENERAL DYNAMICS CORPORATION
401(k) QACA Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets:
Investments at fair value	$13,414,738	$—
Investments in Master Trust at fair value	8,013,334,108	7,094,465,848
Investments in Master Trust at contract value	579,395,192	632,944,704
Notes receivable from participants	82,639,180	81,843,660
Contributions receivable – employer	8,447,490	8,415,427
Cash - non-interest bearing	—	100,722,129
Total assets	8,697,230,708	7,918,391,768
Liabilities:
Accrued administrative expenses	390,052	349,938
Net assets available for benefits	$8,696,840,656	$7,918,041,830

See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) QACA Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2025

Additions to net assets attributed to:
Participation in net income of Master Trust	$1,330,250,492
Interest income from notes receivable from participants	6,265,379
Contributions:
Rollovers	61,760,217
Participant	285,661,816
Employer	142,756,918
Total contributions	490,178,951
Total additions	1,826,694,822
Deductions from net assets attributed to:
Benefits paid to participants	997,258,710
Administrative expenses	2,169,211
Total deductions	999,427,921
Net increase prior to transfers	827,266,901
Net transfers within Master Trust	(62,019,894)
Transfer from other plan	13,551,819
Net increase	778,798,826
Net assets available for benefits:
Beginning of year	7,918,041,830
End of year	$8,696,840,656

See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) QACA Plan
Notes to Financial Statements
December 31, 2025 and 2024

(1)Plan Description
The following description of the General Dynamics Corporation 401(k) QACA Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
(a)General
The Plan is a defined contribution plan covering eligible employees of General Dynamics Corporation (the Company, Employer, Plan Administrator, or Plan Sponsor) and its subsidiaries. Employees subject to a collective bargaining agreement are not eligible to participate in this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan participates in the General Dynamics Corporation 401(k) Plan Master Trust (Master Trust) along with certain other plans also sponsored by the Company.
(b)Plan Administration
Fidelity Management Trust Company (Fidelity) holds the Plan’s assets as the Plan’s trustee and Fidelity Workplace Services, LLC is the Plan’s recordkeeper.
(c)Contributions
Employees are eligible to participate in the Plan upon hire or after reaching age 18, whichever is later. Participants may contribute from 1% up to 75% of eligible compensation as pre-tax deferrals, Roth deferrals or after-tax contributions, up to the statutory limits defined by the Internal Revenue Code (IRC). The Plan has an automatic enrollment feature under which new employees who do not make a contrary election as described in the Plan Document will automatically be enrolled in the Plan. The Plan's automatic enrollment deferral rate is 6%. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollovers). The Plan has an Employer matching contribution of 100% of the first 4% of eligible compensation contributed to the Plan, and 50% of the next 2% of eligible compensation contributed to the Plan. The Plan is intended to be a safe-harbor plan as defined in the IRC.
Participants at certain business units that do not accrue credited service under a Company‑sponsored defined benefit pension plan may be eligible to receive an Employer discretionary contribution based on a percentage of their eligible compensation. Effective January 1, 2025, participants eligible for the Employer discretionary contribution generally must be employed on the last day of the plan year to be to receive the Employer discretionary contribution. No Employer discretionary contributions were made to the plan for 2025 plan year. At December 31, 2024, $1,693,260 of such discretionary contributions were included as a receivable in the Plan’s financial statements.
(d)Participant Accounts
Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to Plan rules. Each participant’s account is credited with the participant’s contribution and Employer contributions and allocations of Plan earnings and losses, less an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.
The assets of the Plan that are invested in the General Dynamics Corporation Common Stock are in a separate fund (the GD Stock Fund) which constitutes an Employee Stock Ownership Plan (an ESOP) under certain sections of the IRC, as amended. Participants are given the right to take a distribution of regularly scheduled dividends of the General Dynamics Corporation Common Stock held in the GD

GENERAL DYNAMICS CORPORATION
401(k) QACA Plan
Notes to Financial Statements
December 31, 2025 and 2024
Stock Fund in cash or leave the funds in the Plan to be reinvested in General Dynamics Corporation Common Stock, as provided by the Plan.
(e)Vesting
Participants’ contributions and actual earnings thereon are always 100% vested. Participants originally hired before January 1, 2020, are 100% vested in employer safe harbor matching contributions and earnings thereon. Participants hired on or after January 1, 2020, are 100% vested in safe harbor employer matching contributions and earnings thereon after two years of continuous service. Non-safe harbor matching contributions and employer discretionary contributions, if applicable, are subject to a three‑year cliff vesting schedule.
(f)Notes Receivable from Participants
The Plan permits active participants to borrow the lesser of (i) $50,000 less the highest outstanding note receivable (or participant loans or loan) balance during the last 12 months, or (ii) 50% of the vested amount in their accounts (subject to limits defined in the Plan Document and under the IRC). Loans are secured by the remaining balance in the participants’ accounts. Participants are required to repay the loan by regular payroll deductions over a period of up to five years. The Plan also offers primary residence loans (with terms up to 20 years). Participants can have up to two loans outstanding at any one time, one of which may be a primary residence loan. Loans are issued at the U.S. prime rate of interest plus 1%. Participant loans are recorded at amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan Document.
(g)Payment of Benefits
Participants are eligible to receive benefit payments upon retirement, death, disability or termination of employment. On termination of service, a participant (or designated beneficiary) may elect to (a) receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into an eligible retirement plan, (c) receive periodic (e.g., annual or monthly) fixed-amount or fixed-percent installment payments, or (d) receive a partial distribution of his or her total vested account balance. Active participants may be eligible to receive in‑service or hardship withdrawals, or withdrawals allowed under the IRC for participants that reach age 59½, subject to the provisions in the Plan Document.
(h)Forfeited Accounts
Forfeitures are used to reduce Employer contributions. At December 31, 2025 and 2024, participants’ forfeited nonvested accounts were not material. Forfeitures used during 2025 to reduce Employer contributions were not material.
(i)Net Transfers Within Master Trust
Effective October 1, 2025, certain salaried participants, formerly eligible for the Plan, became eligible for the General Dynamics Corporation 401(k) Plan 6.0 (Plan 6.0). Participant account balances and notes receivable in Plan were transferred to Plan 6.0 in the amounts of $63,754,026 and $163,921, respectively.
Remaining net transfers to and from plans within the Master Trust are a result of individual participants transferring jobs within the Company which causes them to become a participant in a different plan that also participates in the Master Trust.

GENERAL DYNAMICS CORPORATION
401(k) QACA Plan
Notes to Financial Statements
December 31, 2025 and 2024
(j)Transfer from Other Plan
Effective December 31, 2025, the Iron EagleX, Inc. 401(k) Plan (IEX Plan) was merged into the Plan. The account balances and notes receivable from participants in the IEX Plan were merged into the Plan in the amounts of $13,414,738 and $137,081, respectively. Effective January 1, 2026, participants who were formerly eligible to participate in the IEX Plan became eligible to participate in the Plan.
(k)Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks, as well as the risks associated with global events. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(2)Summary of Significant Accounting Policies
(a)Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
(b)Investment Valuation and Income Recognition
The Plan’s investments other than fully benefit-responsive investment contracts (referred to herein as guaranteed investment contracts or GICs) are reported at fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Contract value is the relevant measure for the Plan’s GICs because contract value is the amount Plan participants generally receive when executing transactions under the terms of the contract and Plan provisions.
Purchases and sales of investments are recorded on the trade date. Participation in net income of the Master Trust and investment income (loss) consists of dividend income, interest income, and net appreciation (depreciation) in the fair value of investments. Dividends are recognized on the ex‑dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year.
(c)Investment Concentrations
Through its investment in the Master Trust, the Plan holds shares of General Dynamics Corporation Common Stock representing approximately 16% of its investments as of December 31, 2025 and 2024.
(d)Payment of Benefits
Benefits are recorded when paid.
(e)Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

GENERAL DYNAMICS CORPORATION
401(k) QACA Plan
Notes to Financial Statements
December 31, 2025 and 2024
(f)Administrative Expenses
The Master Trust generally pays the administrative expenses of the Plan. The Plan Document provides that the Company may reimburse the Plan for administrative expenses. Administrative expenses reimbursed by the Company were not material for the year ended December 31, 2025.
Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan Document provides that the Company is entitled to reimbursement for these and certain other costs incurred on behalf of the Plan. The Company did not seek nor receive reimbursement for any costs in 2025.
Administrative expenses included in the Statement of Changes in Net Assets Available for Benefits are expenses that have been specifically identified as expenses of this Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

(3)Tax Status
The Internal Revenue Service (IRS) issued a favorable determination letter on December 13, 2017, indicating that the Plan is a qualified plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan Sponsor and the Plan’s counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any tax periods. Under the applicable IRS statute of limitations, the Plan is no longer open to income tax examinations for years prior to 2022.
(4)Investments
(a)General
The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of certain other plans also sponsored by the Company. Net assets and participation in the net income (loss) of the Master Trust are allocated to the participating plans according to each plan’s participants’ investment elections and earnings and losses thereon. As a result of the merger of the IEX Plan into the Plan, the Plan held $13,414,738 of investments outside of the Master Trust at December 31, 2025.

GENERAL DYNAMICS CORPORATION
401(k) QACA Plan
Notes to Financial Statements
December 31, 2025 and 2024
The following table presents the net assets of the Master Trust and the Plan's interest in the Master Trust as of December 31, 2025:

	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments, at fair value
Participant-directed brokerage accounts	$1,434,789,053	$454,340,193
General Dynamics Corporation common stock	4,620,991,283	1,367,195,387
Investments in other equity securities	1,949,909,396	512,592,998
Registered investment companies	159,953,112	68,790,810
Interest bearing cash	59,218,212	16,863,041
Overnight deposit accounts	19,860,221	5,228,045
Collective trusts	16,240,201,229	5,535,796,638
Fixed-income securities:
US government	57,127,990	24,052,843
Mortgage and asset-backed	29,403,943	12,380,067
Foreign government	5,131,051	2,160,348
Corporate debt	34,127,949	14,369,037
Total investments, at fair value	24,610,713,439	8,013,769,407
Investments, at contract value
Synthetic GICs	1,881,240,870	579,395,192
Non-interest bearing accounts	1,154,463	505,683
Net pending trades payables and interest receivable	(2,793,266)	(940,982)
Net assets of Master Trust	$26,490,315,506	$8,592,729,300

GENERAL DYNAMICS CORPORATION
401(k) QACA Plan
Notes to Financial Statements
December 31, 2025 and 2024
The following table presents the net assets of the Master Trust and the Plan's interest in the Master Trust as of December 31, 2024:

	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments, at fair value
Participant-directed brokerage accounts	$1,184,207,393	$394,553,469
General Dynamics Corporation common stock	3,946,210,540	1,211,184,648
Investments in other equity securities	2,147,981,194	593,388,554
Registered investment companies	217,045,032	82,475,440
Interest bearing cash	54,350,752	15,588,274
Overnight deposit accounts	26,917,938	7,520,337
Collective trusts	13,497,262,839	4,697,827,838
Fixed-income securities:
US government	116,145,461	40,644,011
Mortgage and asset-backed	62,918,508	22,017,740
Foreign government	6,170,183	2,159,197
Corporate debt	86,561,840	30,291,501
Total investments, at fair value	21,345,771,680	7,097,651,009
Investments, at contract value
Synthetic GICs	2,067,192,778	632,944,704
Non-interest bearing accounts	1,297,855	520,696
Net pending trades payables and interest receivable	(10,794,865)	(3,705,857)
Net assets of Master Trust	$23,403,467,448	$7,727,410,552
The following table presents the changes in net assets of the Master Trust for the year ended December 31, 2025:

Investment income:
Net appreciation in fair value of investments	$3,866,836,582
Interest and dividends	209,217,420
Total investment income	4,076,054,002

Net transfers	(989,205,944)

Net increase	3,086,848,058

Net assets:
Beginning of year	23,403,467,448
End of year	$26,490,315,506
The net appreciation for the Master Trust is net of investment manager fees.
(b)Fully Benefit-Responsive Investment Contracts
During 2025, the fully benefit-responsive synthetic investment contracts and wrappers with Metropolitan Life Insurance Company (MetLife) held in the Master Trust were terminated and the

GENERAL DYNAMICS CORPORATION
401(k) QACA Plan
Notes to Financial Statements
December 31, 2025 and 2024
Master Trust entered into new fully benefit-responsive synthetic investment contracts with various wrapper providers (Issuers). The fully benefit-responsive synthetic investment contracts are reported at contract value, which is generally the amount a participant would receive if he or she would initiate a withdrawal or transfer from the contract under the provisions of the Plan. Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses. Each synthetic investment contract consists of a wrapper and underlying investments primarily in collective trusts holding debt securities.
The wrapper contracts provide participants with a stable, fixed-rate of return on investments, and protection of principal from changes in market interest rates. The financial strength rating from Standard & Poor’s at December 31, 2025, for the various wrapper providers was A+ or better. The crediting interest rate resets monthly and is based on an agreed‑upon formula with the Issuers but cannot be less than zero. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the difference between the fully benefit-responsive investment contracts' book and market values; the amount and timing of Participant contributions; transfers and withdrawals into/out of the fully benefit-responsive investment contracts; and the duration of the underlying investments backing the fully benefit-responsive investment contracts. Participants will receive the principal and accrued interest upon withdrawal for events such as transfers to other Plan investment options or payments for retirement, termination of employment, disability, death and in‑service withdrawals, as permitted by the Plan.
The investment contracts specify certain conditions under which distributions from each contract would be payable at amounts below contract value. Such circumstances include termination or merger of the Master Trust, premature contract termination initiated by the Company, and certain other Company‑initiated events that result in distributions exceeding a set amount. The contracts limit the circumstances under which the Issuers may terminate the contract. Examples of circumstances which would allow an Issuer to terminate the contract include the loss of the qualified status of a Plan in the Master Trust, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plans in the Master Trust. If one of these events were to occur, an Issuer could terminate the contract at an amount less than contract value. No such events occurred related to the termination of the prior MetLife contracts and the contracts did not transact at less than contract value. Currently, Plan management believes that the occurrence of an event that would cause the Master Trust to transact contract distributions at less than contract value is not probable.
(c)Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:
•Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2 - Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the assets or liabilities;
•Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

GENERAL DYNAMICS CORPORATION
401(k) QACA Plan
Notes to Financial Statements
December 31, 2025 and 2024
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024:
General Dynamics Corporation Common Stock, Investments in Other Equity Securities, Interest Bearing Cash and Overnight Deposit Accounts: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1).
Registered Investment Companies: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1). The fair values of private mutual funds are determined using the net asset value as provided by the fund managers (Level 2). Investments in the private mutual funds are redeemable daily at net asset value and there are no restrictions on redemptions.
Participant-Directed Brokerage Accounts: The fair values of interest-bearing cash, mutual funds, common stocks, and units of exchange traded funds are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1). The fair values of certificates of deposit are based on current bid prices (Level 2). The accounts also hold corporate debt which is valued at the most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which they are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service (Level 2). Government securities are valued based on institutional bid evaluations (Level 2).
Corporate Debt and Mortgage and Asset-Backed Securities: Valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service (Level 2).
Government Securities: These securities are valued based on institutional bid evaluations (Level 2).
Units of Collective Trusts: The fair values of these private investment securities are determined using the net asset value as provided by the fund managers (Level 2). Investments in collective trusts are redeemable daily at net asset value and there are no restrictions on redemptions.
As a result of the merger of the IEX Plan into the Plan, the Plan held assets at fair value consisting of $13,275,905 of Level 1 registered investment companies and $138,833 of a Level 2 collective trust as of December 31, 2025.

GENERAL DYNAMICS CORPORATION
401(k) QACA Plan
Notes to Financial Statements
December 31, 2025 and 2024
The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2025 and 2024:

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2025:
Participant-directed brokerage accounts	$1,434,789,053	$1,389,462,938	$45,326,115	$—
General Dynamics Corporation common stock	4,620,991,283	4,620,991,283	—	—
Investments in other equity securities	1,949,909,396	1,949,909,396	—	—
Registered investment companies	159,953,112	114,989,654	44,963,458	—
Interest bearing cash	59,218,212	59,218,212	—	—
Overnight deposit accounts	19,860,221	19,860,221	—	—
Collective trusts	16,240,201,229	—	16,240,201,229	—
Fixed-income securities:
US government	57,127,990	—	57,127,990	—
Mortgage and asset-backed	29,403,943	—	29,403,943	—
Foreign government	5,131,051	—	5,131,051	—
Corporate debt	34,127,949	—	34,127,949
Total investments, at fair value	$24,610,713,439	$8,154,431,704	$16,456,281,735	$—

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2024:
Participant-directed brokerage accounts	$1,184,207,393	$1,145,578,367	$38,629,026	$—
General Dynamics Corporation common stock	3,946,210,540	3,946,210,540	—	—
Investments in other equity securities	2,147,981,194	2,147,981,194	—	—
Registered investment companies	217,045,032	116,926,263	100,118,769	—
Interest bearing cash	54,350,752	54,350,752	—	—
Overnight deposit accounts	26,917,938	26,917,938	—	—
Collective trusts	13,497,262,839	—	13,497,262,839	—
Fixed-income securities:
US government	116,145,461	—	116,145,461	—
Mortgage and asset-backed	62,918,508	—	62,918,508	—
Foreign government	6,170,183	—	6,170,183	—
Corporate debt	86,561,840		86,561,840
Total investments, at fair value	$21,345,771,680	$7,437,965,054	$13,907,806,626	$—

(5)Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Employer contributions.

GENERAL DYNAMICS CORPORATION
401(k) QACA Plan
Notes to Financial Statements
December 31, 2025 and 2024

(6)Party‑in‑Interest Transactions
The Plan may, at the discretion of the Plan’s participants or via the Employer matching contribution, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 13,725,738 and 14,976,440 shares of the Company’s common stock as of December 31, 2025 and 2024, respectively. Dividends earned by the Master Trust on the Company’s common stock were $85,788,035 for the year ended December 31, 2025.
The Plan also invests, through the Master Trust, in investment funds managed by the trustee or affiliates of the trustee of the Plan, or by one of its investment managers. In addition, the Plan invests, through the Master Trust, in common stocks and fixed-income securities of certain of its service providers which are also considered party-in-interest investments. These transactions qualify as exempt party-in-interest transactions. Fees paid to other service providers also qualify as exempt party-in-interest transactions.
Notes receivable from participants are also considered exempt party-in-interest transactions.

(7)Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits at December 31, 2025 and 2024, as reported in the financial statements to the Form 5500:

	2025	2024
Net assets available for benefits as reported in the financial statements	$8,696,840,656	$7,918,041,830
Delinquent notes receivable in financial statements recorded as deemed distributions in the Form 5500	(4,522,280)	(4,341,451)
Net assets available for benefits as reported in the Form 5500	$8,692,318,376	$7,913,700,379
The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2025, as reported in the financial statements to the net increase in net assets reported in the Form 5500:

Net increase in net assets per financial statements	$778,798,826
Deemed distributions of participant loans reported in the 2025 Form 5500	(4,522,280)
Deemed distributions of participant loans reported in the 2024 Form 5500	4,341,451
Net increase in net assets per the Form 5500	$778,617,997

(8)Subsequent Events
Plan management has evaluated subsequent events for recognition and disclosure through June 18, 2026, which is the date the financial statements were issued. No events were deemed relevant for disclosure.

GENERAL DYNAMICS CORPORATION
401(k) QACA PLAN
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
Year ended December 31, 2025

Participant contributions transferred late to plan	Total that constitute nonexempt prohibited transactions: $346			Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included [ ]	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
2025	$346	$—	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm.

GENERAL DYNAMICS CORPORATION
401(k) QACA PLAN
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity date	(d) Cost	(e) Current value

	Investments in Registered Investment Companies:
	American Century Investments	Real Estate Fund - Class R6	#	$26,747
	American Century Investments	Emerging Markets Fund - Class R6	#	71,197
	American Funds	Inflation Linked Bond Fund - Class R6	#	37,731
	American Funds	Washington Mutual Investors Fund - Class R6	#	107,718
	American Funds	American Balanced Fund - Class R6	#	42,858
	Amundi Asset Management US	Pioneer Fundamental Growth Fund - Class K	#	420,142
	BlackRock	iShares Russell Mid-Cap Index Fund - Class K	#	187,442
	Blackrock	iShares MSCI EAFE International Index Fund - Class K	#	109,507
	BlackRock	iShares US Aggregate Bond Index Fund - Class K	#	98,996
	BlackRock	Total Return Fund - Class K	#	137,233
	Dimensional Fund Advisors	DFA Commodity Strategy Portfolio - Institutional Class	#	74,093
	Janus Henderson	Triton Fund - Class N	#	28,984
	JPMorgan	Equity Income Fund - Class R6	#	224,731
	PGIM Investments	High Yield Fund - Class R6	#	95,712
	State Street Global Advisors	State Street Equity 500 Index Class K	#	1,014,822
	T. Rowe Price	Small-Cap Value Fund - Class I	#	31,726
	T. Rowe Price	Dividend Growth Fund - Class I	#	212,388
	T. Rowe Price	Overseas Stock Fund - Class I	#	83,070
	Vanguard	Small-Cap Index Fund - Admiral Class	#	382,953
	Vanguard	Small-Cap Value Index Fund - Admiral Class	#	288,008
	Vanguard	Target Retirement 2020 Fund - Investor	#	5,089
	Vanguard	Target Retirement 2025 Fund - Investor	#	308,775
	Vanguard	Target Retirement 2030 Fund - Investor	#	442,751
	Vanguard	Target Retirement 2035 Fund - Investor	#	1,222,694
	Vanguard	Target Retirement 2040 Fund - Investor	#	1,345,952
	Vanguard	Target Retirement 2045 Fund - Investor	#	1,319,550
	Vanguard	Target Retirement 2050 Fund - Investor	#	1,449,723
	Vanguard	Target Retirement 2055 Fund - Investor	#	1,045,896
	Vanguard	Target Retirement 2060 Fund - Investor	#	1,961,679
	Vanguard	Target Retirement 2065 Fund - Investor	#	483,174
	Vanguard	Target Retirement 2070 Fund - Investor	#	12,144
	Vanguard	Target Retirement Income Fund - Investor Class	#	2,420
		Total investments in Registered Investment Companies		13,275,905

	Investment in Collective Trust fund
	Invesco	Stable Asset Fund - ADPZ Class	#	138,833
		Total investments in Collective Trust funds		138,833

GENERAL DYNAMICS CORPORATION
401(k) QACA PLAN
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity date	(d) Cost	(e) Current value

*	Participant Loans	Interest Rates (3.25-10.5%) with maturities through November 2045	#	78,116,900

		Total assets held at end of year		$91,531,638

*	Party-in-interest
#	Cost information omitted for participant directed investments
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation 401(k) QACA Plan

by	/s/ Shane Berg
Shane Berg Senior Vice President Human Resources, Strategy, and Administration
Dated: June 18, 2026